BB 3/24

SECUR 04017443 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

RECEIVED MAR - 1 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/23

SEC FILE NUMBER
8- 65843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 3, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GaveKal Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 Bowman Avenue
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Garrow 914-580-9110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens, P.C.
(Name – *if individual, state last, first, middle name*)

708 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Garrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gavekal Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAVEKAL SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

CONTENTS

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITOR

To the Members
GaveKal Securities LLC

We have audited the accompanying statement of financial condition of GaveKal Securities LLC as of December 31, 2003, and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from February 3, 2003 (inception) to December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GaveKal Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2004

An independently owned and operated member of Moore Stephens North America, Inc. a member of Moore Stephens International Limited - members in principal cities throughout the world

NEW YORK OFFICE 708 THIRD AVE., NEW YORK, NY 10017-4109 TEL 212 682-1234 FAX 212 687-8846 WWW.MOORE-CPA.COM
Member of the American Institute of Certified Public Accountants SEC and Private Companies Practice Sections

GaveKal Securities LLC

Statement of Financial Condition

December 31, 2003

ASSETS

ASSETS		
Cash and cash equivalents	$	215,256
Receivable from Broker-Dealers		31,082
	$	246,338

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	16,000
Total Liabilities		16,000
COMMITMENTS		
MEMBERS' CAPITAL		230,338
	$	246,338

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Income

For the Period From February 3, 2003 (Inception) to December 31, 2003

REVENUE		
Commission income	$	194,834
Interest income		464
		195,298
EXPENSES		
Commissions and floor brokerage		40,235
Professional fees		18,820
Other operating expenses		6,905
		65,960
NET INCOME	$	129,338

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Changes in Members' Capital

For the Period From February 3, 2003 (Inception) to December 31, 2003

Members' Capital balance at February 3, 2003	$	0
Net income		129,338
Capital contribution		101,000
Members' Capital balance at December 31, 2003	$	230,338

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Changes in Liabilities

Subordinated Claims to General Creditors

For the Period From February 3, 2003 (Inception) to December 31, 2003

Subordinated Liabilities at February 3, 2003	$	0
Increases		0
Decreases		0
Subordinated Liabilities at December 31, 2003	$	0

The accompanying notes are an integral part of these financial statements.

GaveKal Securities LLC

Statement of Cash Flows

For the Period from February 3, 2003 (Inception) to December 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	129,338
Adjustments to reconcile net income to net cash provided by operating activities:		0
Changes in operating assets and liabilities		
Decrease (Increase) in operating assets:		
Due from brokers-dealers		(31,082)
Increase (Decrease) in operating liabilites:		
Accounts payable and accrued expenses		16,000
Net Cash Provided by Operating Activities		114,256
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		101,000
Net Cash provided by Financing Activities		101,000
NET INCREASE IN CASH		215,256
CASH AND CASH EQUIVALENTS, beginning of period		0
CASH AND CASH EQUIVALENTS, end of period	$	215,256
Suplemental Disclosure of Cash Flow Information:		
Interest Paid	$	0
Taxes Paid	$	0

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY

The Company was organized as a limited liability company in February, 2003. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") to act as a broker-dealer and does not carry customer accounts. The Company is a subsidiary of Wolfpit Holdings (USA), Inc.

The Company provides proprietary research and securities brokerage to a variety of institutional clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a partnership whereby payment of federal and state income taxes is the responsibility of the individual members.

c. Commission Revenue

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Cash Equivalents

The Company classifies investments with maturity dates of three months or less when purchased as cash equivalents. The Company did not hold any cash equivalents at December 31, 2003.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company's net capital of $230,338 was $225,338 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1 at December 31, 2003.

4. RECEIVABLE FROM BROKERS-DEALERS

Receivable from brokers-dealers, represents commissions earned by the Company on securities transactions due from an affiliate, who provides trading, brokerage and other services to the Company (See Note 7).

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS NO.107, " Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments, which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, receivables from brokers-dealers and payables, it is assumed that the carrying amount approximates fair value because of the near term maturities of such instruments.

6. CREDIT/CONCENTRATION RISKS

a. The Company maintains balances in financial institutions, which exceed the maximum level of insurance provided by Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). At December 31, 2003, such excess amounted to approximately $115,300.

b. The Company does not require collateral or other security to support financial instruments subject to credit risk.

c. In 2003, the Company derived approximately $142,000 (73%) of commissions from two clients.

7. RELATED PARTY TRANSACTIONS

An entity affiliated with the Company through common ownership provides trading, brokerage and other related services on behalf of the Company. The total amount paid for these services and charged to operations was $40,235 for the period ended December 31, 2003.

GaveKal Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

NET CAPITAL	
Total members' capital	230,338
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total Capital and Subordinated Liabilities	230,338
Deductions and/or charges:	0
Net Capital Before Haircuts on Securities Positions	230,338
Haircuts on securities	-
Net Capital	230,338
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	16,000
Total Aggregate Indebtedness	16,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	
A. Based on aggregate indebtedness	1,067
B. Based on minimum dollar requirement	5,000
Net Capital Requirement (greater of A or B)	5,000
Excess net capital	225,338
Excess net capital at 1000%	228,738
Ratio: Aggregate indebtedness to net capital	0.07

Note: There are no material differences between this computation and the Company's corresponding computation included in the unaudited Focus Report Part IIA filing as of December 31, 2003.

GaveKal Securities LLC

Statement Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2003

The Company, pursuant to Regulation 240.15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from the reporting requirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
GaveKal Securities LLC

In planning and performing our audit of the financial statements and supplementary schedules of GaveKal Securities LLC (the "Company") for the period from February 3, 2003 (inception) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2004